EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q4 FY 08 RESULTS
APRIL 15, 2008

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
 Infosys BPO - CEO

 Ashok Vemuri
 Head - Banking and Capital Markets and Member - Executive Council

 Subhas Dhar
Head – Communication Service Provider and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

 Rod Bourgeois
 Bernstein

 Nitin
 Nomura

 Andrew Steinerman
 Bear Stearns

 Sandeep Shah
 ICICI Securities

 Diviya Nagarajan
 JM Financial

 Tarun
 Anand Rathi Securities

 Sumit Poddar
 Birla Sun Life

 Mitali Ghosh
 Merrill Lynch

 Pankaj Kapoor
 ABN Amro

 Dipen Shah
 Kotak Securities

 Nitin
 ICICI Direct

 Ramakrishna
 Spark Capital

Moderator

Good afternoon ladies and gentlemen.  I am Rita, the moderator, for this conference.  Welcome to the Infosys fourth quarter and earnings conference call.  For the duration of the presentation, all participants’ lines will be in the listen-only mode.  After the presentation, the question and answer session will be conducted for participants connected to the international bridge.  After that, the question and answer session will be conducted for participants connected to India.  I would now like to handover the floor to the Infosys management.  Thank you and over to the management.

Shekar Narayanan

Thanks Rita.  Good afternoon ladies and gentlemen.  I am Shekar from the investor relations team in Bangalore.  We thank you all for joining us today to discuss the financial results for the quarter and year ended March 31, 2008.  Joining us today in this conference room is CEO and Managing Director, Mr. Kris Gopalakrishnan; COO, Mr. S. D. Shibulal; and CFO, Mr. V. Balakrishnan along with the other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended March 31, 2008; outlook for the quarter ending June 30, 2008; and year ending March 31, 2009.  After that, we will open up the discussions for questions and answers.  Before I handover to the Infosys management, I would like to remind you that anything we say which we refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. The full statement and explana tion of these risks are available at our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to Infosys Management.

Kris Gopalakrishnan

Thank you Shekar, and good morning, good afternoon, or good evening to everyone of you wherever you are located.  I am Kris Gopalakrishnan, the CEO of the company.  This quarter again Infosys has demonstrated that we have a very robust, resilient model.  This is a company which is very disciplined in its execution.  So, for example, we started the year with about 28% to 30% as the guidance in dollar terms and we are ending the year at 35.2% in terms of growth.  In spite of 11% appreciation of rupee which means that we lost in rupee terms, revenues of Rs. 2,000 crores, we have been to sustain our margins this year and our operating margin is 27.6%.  It is around the same level as last year.  So, we have been able to sustain the margins.  We have also added significant number of employees this year and almost 33,000 employees were added and we have been able to sustain the quality of our work.  In fact, one of the reasons we feel that we are wher e we are today is because of our relationship with our clients.  In fact, leveraging on that, we are able to go back to them and discuss with them the current situation, current outlook and things like that.  We did a survey of our top 100 clients and about 76% of them have said that the budgets are either flat or slightly down but everyone of them have said that the growth is still there for the Global Delivery Model.  They will continue to spend disproportionally higher amount of money on the GDM model because the value delivered is higher, we are able to provide complex solutions using the GDM today and hence, they will be looking to send more money on companies which deliver using the GDM model.  Our outlook for next fiscal is we see a growth of 19% to 21% in topline, and 17% to 19% on bottomline, on EPS and we are able to maintain the margins within a narrow range of about 50 to 100 basis points because again of the robustness of our model.  So now I will pass it on to Mr. Shibulal to give you some more details on how this year has gone.

S. D. Shibulal

This year has gone well for us.  We have grown 35.2% in US dollar terms year on year.  We have been to hold our margins in spite of the rupee appreciating 11% from last year average to this year average.  We are also seeing results of our core strategies this year.  One of our core strategies is to reduce our dependency on US and grow other markets.  You can see that the US revenues have come down to 60.2% from where it was last year and the European revenue going up to 29.3% and that is a substantial increase from where it was last year.  Last year, it was 26.4%.  So, our strategy of de-risking US and growing other parts of the world is working.  We are today investing in other emerging markets.  Our investment market includes India, China, Japan, Australia, Canada, Latin America and Middle East.  We are hoping that in the future you will see strong growth in these markets.

Our service strategy is also working.  Our revenue from the new services which we introduced over the last seven years has crossed 50%.  Application development and maintenance today give us less than 50% revenue.  This means that we have the ability to expand our service footprint and generate revenue from it over a period of time.  We have launched two new services.  First one is the SaaS for social computing.  We have closed one client already.  We have launched a second service called Learning Service.  We have closed one client in that service also.  So, these are our two new services for the future.

Our vertical footprint has remained somewhat steady.  The banking and capital markets have seen some decrease this quarter but this is in our mind more of quarter to quarter fluctuation than any secular trend.  Banking and financial markets will remain a strong foothold for us even in the future.  Manufacturing has seen strong growth this quarter.  It has gone up from 14.6% last quarter to 16.4% this quarter.

Increasing fixed price is a way for us to extract value from our clients for the productivity increases we gain in our work.  You can see that the fixed price has gone up to 35.4% this quarter.  Again, even on year-on-year, it has gone up from 28% to 32.9%.  It is one of our strategies.  Onsite has come down by a percentage year on year.  Again, we are always focused on doing more work from offshore.  That is a way for us to deliver better value to our clients and to extract better margins for ourselves.  Client additions are strong for the year.  We have added 171 clients, 40 clients this quarter.  Number of million dollar clients has gone up to 310 and we have one client giving us more than $ 300 million.

We have had good wins this quarters.  We have 3 client recognitions or awards this quarter.  On the win side, we have 4 major deals, one of them between $ 200 to 300 million.  We continue to pursue major and large deals.  At any point in time, we pursue anywhere from 12 to 15 deals and the incubation period for these is usually 6 to 9 months.  We do not include these deals in our guidance.  So overall, we have done well this year, 35.2% in revenue terms growth.  We have held the margins irrespective of the 11.1% rupee appreciation over average from last year to this year.  Our strategy of expanding our vertical footprint, geographical footprint, service footprint and adding clients or expanding client base has shown excellent results in the last year.  Thank you.  Now, let me request Mr. Bala to comment on the financial performance.

V. Balakrishnan

Good afternoon everybody.  At the start of this quarter, we had given a guidance of Rs. 4,477 crores to Rs. 4,501 crores in revenues.  Actually, we did around Rs. 4,542 crores.  To some extent, the rupee depreciation of 1% helped us.  If you look at the whole year, rupee appreciated by 11%, which means an impact of close to Rs. 2,000 crores on the topline and Rs. 1,000 crores on the bottomline.  In spite of that, we are able to maintain our margins during this year as compared to last year.  This quarter, our operating margin, that is PBIDT is around 32.5%.  For the full year, it is 31.4%, similar to what it was in fiscal 07.  On the tax front, we got some benefit because the reverse close to Rs. 20 crores of earlier provision made for some of the overseas jurisdictions where the assessments got over and for the full year, there was a reversal of something around Rs. 120 crores, similar to what we have seen in fiscal 07.  So, overall for this fiscal 08, we had grown as we predicted in terms of volumes, pricing increased by 5%, and we are able to maintain the operating margins.  We also have seen good growth coming from top 10 clients.  Top 10 clients grew faster this quarter also at around 11% to 12% and we are seeing good growth in Europe.  Going forward for next year, we are given a guidance of 19 to 21% in dollar terms. Rupee, we are assuming to be at the same level what you have seen in the end of March at 40.02, the average rate for the full year in fiscal 08 was 39.97. So rupee is almost at the same level as it was in 2008.  We have not assumed any increase in prices.  We have assumed that the pricing will remain at the same level as we saw in the fourth quarter.  We have not assumed any big deals under guidance.  Our guidance assumes around 11% to 13% increase in wages in India and also 4% to 5% outside India and in spite of all this, we believe that we should be able to maintain our operati ng margins next year.  If you look at the guidance, it says 19% to 21& on topline and around 16% to 18% on the bottomline in rupee terms. The difference is basically because of reduction in non-operating income.  As you all know that, we announced special dividend of Rs. 20 per share, which will result in outflow of something around Rs. 1,200 to Rs. 1,300 crores.  We also going forward increased our dividend payout from the current up to 20% of the net profits to up till 30% of net profits. So after all this, probably the cash balance could come down and that could impact the non-operating income for next year.  So, excluding non-operating income, our growth in the bottomline could be similar to what you have seen in the topline.  Overall, I think, it has been a very good year and our guidance reflects what you are seeing in the market place.  It is like a snapshot of what we see at a particular point of time.  Tomorrow if things change, we could actually come and update and this is based on what we saw with all our large clients.  We did a dipstick survey with all our clients and we have seen the clients finalizing the budgets and making the allocation and based on our conversation with them, we had finalized our budgets and that is reflected in the guidance.  We are very comfortable at what we have given as guidance.  With this, I conclude.  Probably, we can throw the floor open for questions.

Moderator:

Thank you very much sir.  We will now begin the Q&A interactive session.  I would now like to handover the proceedings to the WebEx International Moderator to conduct the Q&A session for the participants connected to the International Bridge.  After this, we will have a question and answer session for participants connected to India.  Thank you and over to you Salvia.

International Moderator

Thank you Rita.  We will now begin the Q&A session for participants connected to the International Bridge.  Please press 01 to ask a question.  The first question, Mr. Rod Bourgeois of Bernstein. Over to you sir.

Rod Bourgeois

Yes, it is Rod Bourgeois here with Bernstein.  Guys, I wanted to inquire about the growth outlook over the course of the year.  You are guiding to flattish growth for the June quarter, and I guess the major question I have is why would you expect growth to potentially rebound in the September – December quarter timeframe after you might post relatively weak growth for the June quarter and what is happening in the sales pipeline to give you that type of an outlook.

Kris Gopalakrishnan

See, we see short-term challenges and in the environment, companies are restructuring, there are changes in leadership happening. So we feel that once they come to grips with the current situation, they will have to continue to spend on running the business, continue to spend on IT, continue to spend on operations and things like that and hence, we should see growth in the spending towards the offshore delivery model towards later part of the fiscal year.  The second is we are also looking at other opportunities.  We are looking at other clients and things like that.  We are pursuing some large deals though we have not factored in any new large deal in our projection, we know that the pipeline is still very strong. So that the second data point we have.  The third is in our dipstick survey with our clients, we had asked the question about when do you think you will start spending, and typically the feedback we are getting from customers is there maybe one or two quarter slowdown but after that, we will have to spend money.  So, these are the data points which we have.  This is a guidance which we have come up from a bottom up perspective.  We have gone and looked at each individual client especially the larger clients and come up with guidance.

Rod Bourgeois

Okay, and I know in your guidance, you are assuming no improvement in pricing but from what you are seeing right now in the business, is it feasible that pricing will still be a positive factor in fiscal 09 based on what you are seeing.  I know it is not in your guidance but is it practical to assume pricing could be positive again over the next year?

S. D. Shibulal

This is Shibulal.  We have assumed stable pricing for the year.  As you can see. we have seen pricing increase over the last 6 quarters.  In FY08, our pricing has gone up above 5% over FY07.  You can also see that in Q4 it has only gone up by 0.2%.  So, given the environment, given the conversations we are having with the clients and looking at our own experience, we believe that it is prudent to plan for a stable pricing next year.

Rod Bourgeois

Okay, just one final question.  Are you guys intentionally competing on price to drive growth or is it just that you are responding to certain client situations where they are asking for certain concessions.  In other words, you are actively allowing price to drop to drive growth or you just responding to client situations?

S. D. Shibulal

We are not competing on price to drive growth.  We have always made this trade off.  There is always trade-off between growth and prices.  We have always believed that we should try and get deals at the right pricing level and Bala wants to add something to it.

V. Balakrishnan

Rod, if you look at last year, we gave a guidance of 28% to 30% which assumed the pricing to be flat as we saw in the March quarter of fiscal 07 and that assumed 27.5% growth in volumes and 2.2% increase in prices, adding up to 30% growth for the full year. But if you look at the actuals, it is 27.6% growth in volumes, 5.2% growth in price. So we have always said our long-term strategy is to improve revenue productivity. That we do to multiple things, one changing the business mix, trying to do more solutions and focusing on consulting and package implementation.  So, we are not going behind all kind of deals.  We are very particular about margins, we are very particular about pricing, and that has already, it reflected in the fiscal 08 numbers.

Rod Bourgeois

Guys, thank you very much.  It looks like the guidance is at the high-end of the recent expectations, so good luck to you to the next quarter.

International Moderator

Thank you sir.  Next on line, Shailesh Jaitly of Nomura.

Nitin

Hi, this is Nitin.  I am calling on behalf of Shailesh Jaitly.  I was just wondering that we have identified Europe as a key growth area in the press release.  I was just wondering what kind of growth opportunities you are actually seeing there.  Hello?

S. D. Shibulal

Yeah, we have constantly invested in Europe. As you can see our revenues from Europe has crossed 29.3% this quarter.  The opportunities are all around.  UK is definitely a high opportunity for us.  Almost two-thirds of the revenue in Europe is coming from UK.  For example, we are investing in Germany, in Switzerland.  We believe that these will be opportunities for us to grow.  Then from a client base, it is not related to any specific vertical.  Financial services is a growth area for us in Europe.  There are other segments like aerospace, manufacturing and they will also continue to be growth area for us.  Communications Service Provider, we have large clients in Europe which are in the Communications Service Provider space.  So geographically, we have the continent as a growth opportunity.  We have client-wise, possibly financial service, communications service provider, as a growth opportunity and we continue to add new clients in Europe.  So, these are the opportunities.

Nitin

Right sir, and just to actually come back to, come to your data initially, you mentioned that about 76% of your clients say that their budget was flat or down.  I was just wondering as to when you say that they are expecting to spend disproportionately higher amount, what signs have you actually seen for, in terms of their spending disproportionately higher.

S. D. Shibulal

So even in those clients where there is budget cutd, when we talked to them, they are saying that they will continue to spend offshore and even in the past, we have seen this.  Whenever there is budget tightness, people still have to deliver value for the money which they spend, they still have to spend on technology.  For example, if you look at all the large financial institutions, they will talk about expansion into the emerging markets, which means that they have to spend money on technology and if you are tight, then you have to spend money where the leverage is highest where the value is the highest which means that this is the way, the Global Delivery Model and wherever we operate, we are a means for them to get large pieces of work done at a reasonable price or reasonable spend. So all those factors lead us to believe that including what they tell us, to believe that they will continue to spend on offshore.  Their interest on global delivery and us is very stable.

Nitin

Right, and Bala, just a few couple of housekeeping questions.  What is the effective tax rate you are looking for next year?  I believe earlier you had guided for about 15%.

V. Balakrishnan

If you look at the full year, if you exclude the tax reversals, the effective tax rate for the full year is around 15%, So it will be within a range of 14% to 15% next year (corrected) and going up in 2010 when the tax benefits go, it will go up to maybe around 20% to 22%.

Nitin

Right, and what is the kind of depreciation you are looking from next year?

V. Balakrishnan

This is a similar percentage as FY 08

Nitin

Right sir.  Thanks a lot.  Thank you very much.

International Moderator

Thank you sir.  Next on line, Mr. Andrew Steinerman of Bear Stearns.

Andrew Steinerman

Hi, this is Andrew Steinerman.  Could you repeat your gross hiring intentions for the year and give us some color on how your campus hiring for the spring is going?

Mohandas Pai

We have said that we will hire 25,000 people for this year. That is gross, 24% as against 21% growth in revenues that we are budgeting.  This is gross of attrition and we have made 18,000 campus offers last year.  Normally, we get about 75% to 77% people joining us.  This year, more could join and the balance will be hired from the market as and when required.  We hope to hire maybe 1,000 to 1,500 people outside India within this 25,000 as we go along.  We are in the midst of making offers for the next year.  We are monitoring the situation.  We don’t have a number in view right now.  As the year goes by, we will have a number as to the total number of offers that we make in the campus next year.  That is people joining us in fiscal 2010.

Andrew Steinerman

Right and the fresher salaries, do you expect them to go up this year from last year?

Mohandas Pai

Well, fresher salaries for next year, that is 2010, has gone to Rs. 325,000.  I think it is about 8%.  We have an inflation of 6%, it is 2% real terms and we must remember that there is a scramble for talent in India. Even though talent is available, we need to have the best people coming to make sure that our work force is the best in the industry and I think we have taken all that to fix that. So it is going up too much, it is moderated, much less than the total wages.  This year, we are paying about 11% to 13% in India, 4% to 5% outside India.  Last year, we paid 12% to 15%, and 11% to 13% is almost equal to last year because this year we have a large tax reduction in India because of the gift of our Finance Minister. So it is almost the same like last year and I think it is important that we pay people well at this time to make sure that we get the best talent and increase productivity.

Andrew Steinerman

Sounds good, thank you.

International Moderator

Thank you sir.  At this moment, there are no further questions from participants at International.  I would like to handover the proceedings back to Rita.

Moderator

Thank you Salvia.  We will now begin the Q&A interactive session for participants connected to India.  Participants who wish to ask questions, kindly press *1 on your telephone keypad.  On pressing *1, participants will get a chance to present their questions on the first-in-line basis.  Participants are requested to use only handsets while asking a question.  To ask a question, kindly press *1 now.  First in line, we have Mr. Sandeep Shah from ICICI Securities.  Over to you sir.

Sandeep Shah

Sir, just wanted to know the billing rate outlook in the BFSI clients or the BFSI vertical?

Ashok Vemuri

Hi, this is Ashok.  The pricing outlook is fairly stable at this point of time.  Most of the price negotiations happen in the fall and the winter period. So we virtually concluded most of the negotiations on the pricing.  Going forward, from a new client acquisition perspective, we are actually seeing pricing at the levels that we have seen in the last year and we continue to expect to see pricing actually maintain that level.

Sandeep Shah

The renewals are happening at the higher rate or more clients are asking for a discount because of the subprime issues?

Ashok Vemuri

As I said, all the negotiations and repricing etc, that is contractual, has already concluded and we have reported last quarter in terms of how we saw the pricing scenario which is stable with an upward bias.  We are not driving any kind of business based on either a price discount, at a transaction level or at the contractual level.

Sandeep Shah

Second thing sir, on the sales and marketing, like last year, the sales and marketing expense was 6.7%, and for the last 2 quarters, this expense is coming down and now for the full year, it is 5.5%. So is it like this year, the investment being lower and the coming year may go back to around 7% as a percentage to sales or we will maintain at 5% to 6%.

Kris Gopalakrishnan

We will maintain 5% to 6%.  See, what you see on the ground is, as the scale increases, the number of engagement managers, number of people who are in the client facing roles is increasing actually.  In absolute terms, it is increasing. Given that we have only 530 odd clients, we have actually sufficient number of people.  We are also investing in India, China, Middle East, Latin America. So some of the increases in sales force will be deployed to these.  So, we are comfortable with the current percentage of spending on sales and marketing.

Sandeep Shah

Okay, and just a last question.  It seems like the realized rate in the BPO business has come down.  Is it more to do with the service mix or discount which is given to the client?

Amitabh Chaudhry

This is Amitabh here.  I don’t know which numbers you are reading from but our revenue productivity for the year has gone up by 4%. So overall the BPO has not come down.  I think you may be reading some other numbers which shows that this has come down.

Sandeep Shah

I am just talking about this quarter not for the year as a whole, like on a consolidated basis, the realized rate for the offshore has come down.

Amitabh Chaudhry

I need to check the number.  I will revert to you.  I will come back.  I have to check.

Sandeep Shah

Okay, thanks, and all the best.

Moderator

Thank you very much sir.  Next in line, we have Ms. Diviya Nagarajan from JM Financial.  Over to you Ms. Diviya.

Diviya Nagarajan

Hi, my question relates to your products business. We have seen growth rates drop off in 08 close to around 10% to 11% in terms of growth.  What are your expectations for this business going into FY09 and how does that factor into your guidance?

Male Speaker

Can you just repeat that please?

Diviya Nagarajan

I said your products business has dropped off significantly in the FY08 year, dropped from the 50% level growth, that has gone to 11% in FY08.  I want to know what your expectations are in terms of growth for the products business in FY09 and how does that factor into your current guidance?

Kris Gopalakrishnan

See, products are 3.7% of our revenues. Last quarter, it was 3.6% of our revenues.  Year on year, the growth in product revenue is 24.5%.  The product revenue comes from sale of Finacle suite of products for banks.  Finacle is enjoying significant traction both in India and outside India in developing and developed markets.  We have seen traction in Australia, Singapore, Europe, Canada etc.  So, we are very, very positive about the prospects for Finacle.  Finacle, this year as I said, has seen a growth of 24.5% and we project that Finacle will continue to grow slightly higher than the company average in the foreseeable future.  It is seen as one of the top three core banking solutions in the World today.

Diviya Nagarajan

Right, that is helpful. One thing that I am trying to reconcile Mohan is onsite salary hikes that you are expected to give in this year. We are given to understand that most of the onsite consultants, especially those working with say large US clients have been asked to leave because of the current US scenario and there is definitely a pressure on the job market in the US. Firstly is that assumption correct and secondly, if so, would not you expect some kind of moderation in wage hikes, especially onsite this year?

Mohandas Pai

Let me answer it.  I will ask Bala to answer after I finish.  So, when you talk about a 4 to 5% hike, 3% is for inflation and I think the 3% across the board hike for people who are there for inflation and the inflation I think is about nearly 3% in the US and the balance is because people do get promoted and people go up the ranks and every year, across the board, we have may be 12% to 14% of the population getting promoted.  When they get promoted, they get a small hike.  If you add up all that, it comes to about 4 to 5%.  It is sort of a normal thing.  Earlier years, about 3 to 4 years back, it used to be less for a very important reason.  In some parts of US, our salaries were higher than comparable salaries because of the fact that we had to get pay a minimum of $ 60,000 to get into the exemption route for the H-1B.  Now, over the period of time because of inflation in various cities, that flexibility has been reduced and that is why whatever w e pay comes out as a hike.  That is why the 4% to 5% is okay.

Diviya Nagarajan

But according to industry analyst reports, salary hikes in the US are only growing up between 1% to 2% this year.  Earlier, the expectations were with inflation coming in, the salary hikes could be higher, but with the onset of a possible recession, the expectations have seemed to have toned down to 1% to 2% which is why I am trying to reconcile this number.

Mohandas Pai

Yeah, but also you must remember that we work on H-1B visa.  You have seen the visa statistics. They got about 165,000, application for visas. Out of this, 20,000 have gone for the M-Tech part of the visa. So the balance of 145,000 visas is to be given to 60,000 people. So there is a scramble for visas for H-1B.  So, I think if you don’t pay some minimum hike, your attrition will go up and they will create more problems.  This is small price to pay this year.

Diviya Nagarajan

Sure thanks.  I will come back for questions later.

Moderator

Thank you very much ma’am.  Next in line, we have Mr. Tarun from Anand Rathi Securities.  Over to you sir.

Tarun

Hi, I wanted a clarification.  One on the receivables front.  It seems to have jumped up from 60 to 72 days and in absolute amount, that would translate to roughly about Rs. 675 crores jump from quarter to quarter.  Any specific reason for that?

V. Balakrishnan

Well, receivable days have gone up to 72 days but we received around $ 15 million of receivables from some of the clients in the first week of April.  If we factor in that, it is around 67 days.  It is quite normal but if you look at the quality of receivables, around 58% of the receivables are less than 30 days, 30% is between 31 to 60 days. So we don’t have any major concerns on receivable and is right under control.  It is similar to what you have seen in the past years.

Tarun

Okay.  My second question was related to your top 10 client profile.  If you really exclude out the No.1 client, the growth rate in the balance, No.2 to No.10 clients may be fairly lower than your overall company’s growth rate. So are you seeing the slowdown in the larger client part of it?

Kris Gopalakrishnan

See, rather than looking at this quarter, if you look at the full year, the top clients have grown 38% and the rest of the company has grown 33%, so we have a balanced growth.  We are growing across all the clients actually.

Tarun

But if you exclude out your No.1 client, would the rate growth still be reflecting evenly across?

Kris Gopalakrishnan

38% may come down to 34 or 35%. So it is still in line with the rest of the company, rest of the company is 33%.  So, the top 10 clients, even if you exclude the largest client, it is in line with the rest of the company.

Tarun

Just a followup, I was not able to get the earlier answer on the gross hiring.  What is the hiring targets you are looking at from the total perspective and what would you look at it from lateral employee perspective.

Mohandas Pai

The total is about 25,000 gross.

Tarun

25,000 gross?

Mohandas Pai

Yes.  Out of which 18,000 are the offers that we have made in the campus out of which may be 14,500 to 15,000 people may actually join.  That leaves 10,000 people balance.  I think out of 10,000 people, may be 6,500 will be laterals.

Tarun

Okay, fine, thank you.

Moderator

Thank you very much sir.  Next in line, we have Mr. Rishi Maheshwari from Centrum Broking.  Over to you Sir.  Mr. Maheshwari?  We will take up our next question. That is Mr. Sumit Poddar from Birla Sun Life.  Over to you Sir.

Sumit Poddar

Hello Sir, just wanted to get a feel in terms of how do we see the net margins moving? Give some light as far as the guidance that you are giving, what are the assumptions, underlying assumptions regarding that?

V. Balakrishnan

Well, operating margin will be maintained within a narrow band.  The net margins could be slightly down because of the non-operating income could come down because we are giving a big dividend this year.  That could reduce the investible surplus, that could impact the non-operating income.  Otherwise operating margin level, we will be maintaining the margins. At the net level, the growth could be slightly lesser.

Sumit Poddar

Okay and as far as the tax rate is concerned, do we expect any SEZs coming up this year or have they been taken up in our assumptions?

V. Balakrishnan

Well, we always  said that all the incremental growth we are trying to put it in the SEZs. We are building SEZ capacities across India. So all the incremental growth if it goes there at current effective tax rate of 15% to 16% could go up to maybe 20% to 22% in 2010.

Sumit Poddar

Okay and how do you see the MNC competition panning out.  Is there any difference as far as offshoring is concerned because if you are seeing the next half of the year kind of picking up, but by then do you expect MNC competition to be stronger as compared to last 2 to 3 years?

Kris Gopalakrishnan

See, the competition will always be there whether it is MNC, captives, internal IT teams, etc.  We are not seeing a significant change in the scenario.  When we compete, it is always the same 3 or 4 companies we compete against and that has not changed in the last few quarters.  We win some, we lose some. All of us are growing.  So this competitive scenario has not changed much at all.  The difference I would say is, there is probably less affinity or less likelihood that companies will look at captives probably at this point because the captives are becoming more challenging to manage the attrition, to manage the cost increases and things like that. So maybe there will be less competition from captives.

Sumit Poddar

Okay, that is great. Thank you so much and all the best.

Kris Gopalakrishnan

Thank you.

Moderator

Thank you very much sir.  Next in line, we have Ms. Mitali Ghosh from Merrill Lynch.  Over to you Ms. Ghosh.

Mitali Ghosh

Hi, good afternoon, just on the revenue guidance that you have given for this year, it is an uncertain environment like you have discussed previously.  At this point, do you see more of a risk from the volume outlook that you may have factored in or what is the chance that you see there could actually be a pricing decline versus the stable pricing kind of environment and you have spoken about the stable pricing environment that you are seeing currently, but what is the experience from your competition, are you seeing any undercutting trends?

Kris Gopalakrishnan

We do not see a risk coming from pricing.  Infosys has been able to maintain its pricing.  We don’t compete on price.  We compete on value, we compete on better relationship with our client, better overall risk reduction.  We manage the risk much better.  Our ability to deliver on our promised budgets and promised delivery dates are significantly better. So we compete on those factors rather than on price.  So, if there is a risk, it is fairly on the volume side. Definitely, we have given a guidance of 19% to 21%, that itself reflects our own reading of the current situation.  We have assumed certain growth rate, volume growth this year and that is what is reflected in our guidance.

Mitali Ghosh

Are you seeing any sort of moves to undercut by your competitors?

Kris Gopalakrishnan

This is not new right, this has been happening for many years now and we have been able to maintain our position in this matter.

Mitali Ghosh

On the package implementation side which you have so far seen very strong growth, you know, we have seen a bit of concern in the market post the Oracle results, etc.  If you could just take us through what are the spending trends you are seeing on the package side. Also maybe what is the kind of proportion of maintenance revenue if you include there and any color in this space?

Kris Gopalakrishnan

I will give you high level perspective, and I will ask my colleague Shibulal to add to that.  See, when we look at package implementation, we are not affected by the license revenues.  Many a times, we have brought in when the licenses are already purchased, the client has tried to do an implementation, has not been very successful or we have brought in, when they move to a maintenance and sustenance phase where they want to reduce the cost now that implementation is over and they have spent a lot of money on implementation and they are left with very little budget for implementation and support and things like that and they want an offshore-based support model, a shared services model.  So there are specific values they look for and which is driving our growth. Our ability to salvage projects and things like that is actually very, very good in this space and that is what is driving our revenue streams.  Shibu, you want to add?

S. D. Shibulal

Yeah, as Kris said, we do come in, in situations to salvage the licenses which are already on the shelf and we are continuing to see traction in that space on multi-country rollout as well as instance consolidation kind of activities.  Our revenue from maintenance in that space would be around 30%, 30% to 40% max.

Mitali Ghosh

Just one last question from me on the banking space, we have seen a slight decline this quarter. So if you could give some feel about what is happening with your banking clients and even apart from this quarter where are you seeing them spending or where is their decision making currently?

Ashok Vemuri

Mitali, this is Ashok.  In terms of the financial services, banking clients, there has been a bit of collective pause, if you will, this past quarter.  We have not seen any cancellations, but there is increased due diligence.  There is a lot more of the looking at the spends etc, that is happening and consequently the numbers also this quarter reflect that.  We are in touch with our clients.  We are in constant dialogue with our clients and the climate of opinion that is out there is that there is a desire to increase the percentage of spend on the offshoring aspect of the business.  We are already getting invited to new structures or deals etc.  There is, I would say, a fairly healthy pipeline of transactions.  These are in discussions and our guidance does reflect from an overall perspective, this pattern of spend that we would see even in BFSI.

Mitali Ghosh

Thanks, I will come back for followup.

Moderator

Thank you very much ma’am.  Next in line, we have Mr. Pankaj Kapoor from ABN Amro.  Over to you sir.

Pankaj Kapoor

Yeah, hi.  Sir, just first question on the employee hiring plans.  Since we are looking at flattish first quarter and maybe similar thing in the second quarter, does it mean that there is going to be some kind of a push back on the campus joinees?  How you are looking at the recruitment as a whole for the full year?

Mohandas Pai

I think we have a plan for the full year of how many are going to come in the first quarter and second quarter based upon the day they graduate from the college and our training capacity and we have a plan.  We have done it for many years.  I think we will stick to the plan and remember there is a 16-week training program and then only they come into delivery.  So, there are not many people coming into delivery part of the business in the first quarter except for people who are already into training and there are about 3,500 people into training.  They should finish and come in the first quarter.  The people who have joined in the first, latter half of the first quarter, second quarter, will come into delivery in the third quarter.  I think we have got it planned out in a proper manner to make sure that the bench does not increase and we are able to handle the load and I think at this point of time, we are quite comfortable at what we are doing.

Pankaj Kapoor

Fair enough, just wanted to get a feel from that, in terms of how the utilization should pan out.  Are we looking at utilization level going up significantly during this year, given the kind of hiring plan that we have and in terms of the addition of the freshers that you are looking at for the full year.  Are we looking at, at least a few points of increase in the utilization for the full year, that we have factored in the guidance.

S. D. Shibulal

Our recruitment plan is based on 77% utilization.  Currently, we have utilization at 75%.  This is not very uncommon for Q4.  Historically, we have seen that in Q4, we come-off Q4 with a lower utilization.  So, if everything goes according to plan, it should go to 77% and if there are opportunities for growth, it will go even higher than that.

Pankaj Kapoor

Okay and sir on this large deal business that we announced during the quarter of about 4 such clients which I believe are over $ 100 million plus. Can you give us a sense of which verticals, which geography they fall into?

S. D. Shibulal

Actually we have confidentiality agreement, especially on the bigger deals. So I do not want to talk about it much but we have had 4 deals this quarter.  One of them between $ 200 to 300 million and I think I would leave it at that.

Pankaj Kapoor

Fair enough, and lastly, on the guidance. Just one bit of question, is there any kind of anticipatory element in the guidance which means that since it is all going to be largely back-ended, in case of a quarter or so of delay or a month or so of delay in terms of finalization as revenues flow in from the client, there could be some shift of work from fourth quarter of this year to the first quarter of FY10 or so. Just wanted to understand like is there any kind of anticipatory element in that or this is something that we already have in the guidance.

Kris Gopalakrishnan

See, whatever we see today, we have given the guidance. So we are not saying today that anything is going to move to next fiscal or anything like that.  This is what we will do in FY09.  That is what we have given.

Pankaj Kapoor

Fair, thank you and all the best.

Moderator

Thank you very much sir.  Next in line, we have Mr. Dipen Shah from Kotak Securities.  Over to you Sir.

Dipen Shah

Yeah, just one book-keeping question, what was the average realization increase both onsite and offshore and if you can have their billing rates for each of the category?

Male Speaker

Well, the blended price went up by around 0.2% in the quarter.  Onsite is almost flat.  Offshore has slightly gone up by 0.5%.  Blended is 0.2%.

Dipen Shah

Okay and can we have the actual average realization, onsite and offshore, what would be the standard now?

Male Speaker

You can calculate it yaar, you have the revenue and manmonths.

Dipen Shah

Fair enough, thanks very much.

Moderator

Thank you very much Sir.  Next in line, we have Mr. Nitin from ICICI Direct.  Over to you sir.

Nitin

I had two questions.  One is that we are seeing some sort of let us say late project starts and probably cancellations, I think more in the retail space. That is on the delivery side but when it comes to the deal pipeline as a whole, what is the overall opportunities that we are seeing today as compared to what we would have seen probably two, three, four quarters back.  Are we seeing the deal pipeline sort of drying up, is there a significant reduction as to what we would have seen earlier?

Kris Gopalakrishnan

Four quarters before, it would be very different because four quarters before we were not pursing that many number of large deals.  Only in the last two to three quarters, we are pursing large deals in a big way after SGS was formed and things like that, the Strategic Global Sourcing group.  So, we are having around 15 large deals that we are pursuing, that is in line with the prior quarters.  At most, we can say that there may be delay in decision making.  We will have to wait and see.  Typically, these deals close in 6 to 9 months.  They are not deals which close in a month or so, 6 to 9 months.  Now, there are various stages of pursuit. Some of them close in the next 3 months, some of them maybe in the next 6 months and things like that. So there are various stages of pursuit.  There is no difference in that sense, in the number of deals but we don’t know yet when they will actually close.

Nitin

So, would it be fair to assume that for instance this quarter, probably that I am assuming, total contract value deals of maybe $ 500 million or maybe more. Would it be fair to assume that, that average, if I take that as an average number, going forward, we could see a squeeze there for at least 2 quarters.

Kris Gopalakrishnan

We could see what?

Nitin

We could see a squeeze in the deals that would be closed over the next quarters.

Kris Gopalakrishnan

No, we are not seeing any change at this point.  We are seeing a healthy pipeline.  We are becoming more active in this space.  We are getting invited to more large deals.  In every single vertical we are operating in, we are seeing opportunities in large deals.

Nitin

Okay, the second one, again with reference to the deals, is the recent giving off 3G licenses in the US. Does that open up a significant thing for us in terms of the overall opportunity?

Kris Gopalakrishnan

I am going to ask my colleague, Subhash Dhar, who heads the communications service provider space to talk about 3G licenses in US and what opportunities they provide?

Subhash Dhar

This is Subhash.  I think the 3G licenses and all new broadband spectrum licenses that are happening everywhere in the world will throw up great opportunities for our clients to provide new services to their customers and increase the average revenue per user for themselves.  This would mean leveraging the transformation of the networks that they have been doing over the past several years and maybe speeding that up.  It would also mean new application development and to that extent, we hope to get a piece of that action but what will determine the spend is the pace at which they decide to rollout these applications and that will depend on the country regulation and how de-regulated those license awards are.

Nitin

Okay and the third was on, the recent salary hikes that we have for the onsite, at above let us say 4%, is it more a function of the crunch in visas than the demand-supply?

Mohandas Pai

It is a function of many things.  First, there is inflation and you need to pay and inflation is not a point inflation but inflation of the year and we need to do that.  Second is people do get promoted, you can’t hold on people’s promotions, they will leave you and the third is the fact that the US market is still competitive for H-1B visas. While we see talk about big layoffs and availability of people, remember that people whom we need are not available and we have to make sure that we are reasonable and H-1B visas are going to be short supply again as per the total number of applications have been filed So we think that 4% to 5% is a very reasonable amount to give for the employees this time.

Nitin

With reference to onsite, based on the guidance that we have and we have also said that we would probably have some amount of shift to offshore. What kind of an offshore shift are we looking at, have we really assumed in the guidance?

Kris Gopalakrishnan

We have assumed onsite-offshore ratios to be about 30-70.  Right now, it is around 31% onsite. So we have not assumed any drastic reduction at this point because we are pushing consulting, enterprise solutions, it is a function of the business mix we have, services mix we have.

Nitin

So, 30%, it would be a more achievable figure or would it be a little more on the conservative side?

Kris Gopalakrishnan

No, no, around that number. 30-70 is the ratio we look at. It will be around 31 or something like that, not much change. We want to run an optimized model and the optimized model assumes that the ratio is around 30-70 and that is what we are looking at.

Nitin

Okay, so 1% reduction would be a 2% decline in revenues.  Would that be your right assumption?

V. Balakrishnan

Yeah, you are right, but it will also improve the margins.

Nitin

Right, thank you.

Moderator

Thank you very much Sir.

Kris Gopalakrishnan

Can we have the last question please?

Moderator

Sure sir.  That is Mr. Ramakrishna from Spark Capital.  Over to you Sir.

Ramakrishna

I would just like to know about the capex for the budget for the next year and about the cash utilization part.  Would you expect any further cash to be utilized for some of your challenges like consulting or China investments?

V. Balakrishnan

I think Consulting will break even next year.  We have finally made sure that they are making profits.  China will continue to make losses maybe $ 2 to 3 million, not big, Mexico may make a million dollar of loss.  Otherwise, we do not have any big investments going on to the subsidiaries.  Our capex will be something around $ 250 to 300 million for next year.

Ramakrishna

Okay, and what about the SEZs like how many SEZs will be operational next year and what will be the capex that you are likely to spend for the current year on the SEZ?

Mohandas Pai

Right now, we have an SEZ which is operational in Chandigarh that will expand.  We have an SEZ in Pune that will expand to more than 10,000 seats from about 2,500 seats.  We have an SEZ in Chennai and the second phase of Chennai is coming up.  Chennai will have more than 10,000 seats.  We have an SEZ we started off in Mysore.  We have an SEZ we started off in Mangalore which has gone live.  Mysore is under construction.  We don’t have an SEZ in Bangalore.  We don’t have one in Hyderabad.  We are going to start construction of the new campus and we don’t have in Bhubaneshwar and we have started the SEZ in Trivandrum.

Mr. Ramakrishna

Just one more final question about your margins and the outlook basically, how do you find the margins in the consulting business and you expect any downstream revenues going forward due to the consulting business.

Kris Gopalakrishnan

As Bala already indicated, we are expecting break even in the consulting business this year.  There is downstream revenue arising from consulting, typically we get for $ 1 in consulting revenue, maybe $ 3 to 5 in downstream, over a period of time.  There is a lag typically and anyway consulting is today required in order to provide the full basket of services to our clients. Many clients require help in transformation, help in even re-engineering their business processes and things like that and which requires consulting change management, re-engineering of their business processes, transformation, all those require consulting help.  So in that sense, consulting is a very important part of our full set of services.

Mr. Ramakrishna

Okay, and what about your presence in non-English market like France and Germany.  I mean, have you been able to sort of grow your revenue base in these regions?

Kris Gopalakrishnan

Yes, we are growing overall in Europe, and we are growing in Germany, Switzerland, France.  These are the countries we are focusing on right now and we are growing in these markets.

So, thank you everyone.  I really appreciate you taking time.  Hope to meet you over the telecon in the next quarter or maybe in the interim, during the quarter, maybe when we visit India or when we visit other places, and I will hand it over back to Shekar.

Shekar Narayanan

Thanks very much for participating in the conference call.  Thanks to all.

Moderator

Ladies and gentlemen, thank you for choosing WebEx Conferencing Service.  That concludes this conference call.  Thank you for your participation.  You may now disconnect your line.  Thank you.